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                                                                     EXHIBIT 1.2


[LETTERHEAD FOR INTERACTIVE NETWORK]



(BW) (INTRCTV-NTWRK) (INNN) Interactive Network announces its going forward after receiving plan confirmation

Belmont, CA (April 14, 1999) -- Interactive Network, Inc., (INNN) Chairman and CEO, Bruce W. Bauer, announced today that on April 12, 1999, the United States Bankruptcy Court for the Northern District of California had filed an order confirming the Company's voluntary Chapter 11 plan of reorganization. The Company intends to proceed promptly to consummate its Settlement Agreement. Under the terms of the Settlement, TCI, Motorola, Sprint, and NBC will convert approximately $39,000,000 in debt into 7,814,589 shares of the Company's common stock at $5 per share, release all liens on Interactive's assets including its intellectual property, pay the Company approximately $10,300,000 and the Company's legal expenses of approximately $2,500,000 incurred in connection with the litigation leading to the Settlement Agreement. The Company will use the funds received form the Settlement to pay undisputed creditors claims, create a reserve for the claims it will dispute before the U.S. Bankruptcy Court, and to fund its operating budget for at least one year.

Mr. Bauer also announced that the Company is now positioned to actively pursue the global marketing of its intellectual property to companies interested in the use of interactive applications including the Internet and entertainment sectors.


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